Exhibit 21.1

Subsidiaries

Name	State of Incorporation
Aether Credit Ventures, Inc.	Ohio
Daedalus Ecosciences, Inc.	Nevada
Graphium Biosciences, Inc.	Nevada
NextGen AgriTech, Inc.	Ohio
Pristine Stream Ventures, Inc.	Ohio
Range Environmental Resources, Inc.	West Virginia
Range Natural Resources, Inc.	West Virginia
Range Security Resources, Inc.	Ohio
Terra Preta, Inc.	Ohio